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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) August 13, 2019

UNICORN REAL ESTATE HOLDINGS, INC

(Exact name of issuer as specified in its charter)

Delaware	82-5418116
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

87 N Raymond Ave., Suite 200, Pasadena, CA 91103
(Full mailing address of principal executive offices)

(626) 559-0222
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common

_________________________________________________________

INFORMATION TO BE INCLUDED IN THE REPORT

Item 1. Fundamental Changes

None.

Item 2. Bankruptcy or Receivership

Not applicable.

Item 3. Material Modifications to rights of Securityholders

None.

Item 4. Changes in Issuer’s Certifying Accountant

None.

Item 5. Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Not Applicable

Item 6. Changes in Control of Issuer

None

Item 7. Departure of Certain Officers

Not Applicable

Item 8. Certain Unregistered Sales of Equity Securities

None

Item 9. Other Events

Kerry Williams – Elected as Vice President

The Following person were elected to the Board of Director:

Eric Schmidt (Independent)

Taleen Noordermeer (Independent)

Kerry Williams

Mark Leonard

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Unicorn Real Estate Holdings, Inc.

By /s/ Peter H. Koch

President - Director

Date August 14, 2019